[LETTERHEAD OF CLIFFORD CHANCE US LLP]

July 19, 2006

Linda Van Doorn
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-4561

Re:	iStar Financial Inc.
Form 10-K for the year ended December 31, 2005
Filed March 16, 2006
File No. 1-15371

Dear Ms. Van Doorn:

In connection with your review of the captioned filing and further to your telephone discussion today with Catherine D. Rice of iStar Financial Inc., we are submitting on behalf of iStar supplemental materials which include a summary of the methodology used to calculate the purchase price paid by iStar employees for shares of iStar’s high performance common stock and a sample of the output generated by the valuation model.  These materials are being submitted to the Staff of the Securities and Exchange Commission on a supplemental basis pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended, and iStar requests that such materials be returned to iStar following completion of the Commission’s review.  The supplemental materials are not being filed electronically.

If you have any questions or need any further information, please do not hesitate to contact me at 212-878-8526 or Ms. Rice at 212-930-9470.

Sincerely,

/s/ Kathleen L. Werner

Kathleen L. Werner

Encls.

cc:  Catherine D. Rice